Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated December 19, 2006

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on December 19, 2006, entitled "Statoil’s share saving plan allocates shares - *correction".

Statoil’s share saving plan allocates shares - *correction

Refering to stock market announcement on 14 December:

11 Desember 2006 DnB NOR purchased on behalf of Statoil (OSE:STL, NYSE:STO) 138,000 shares for use in the group’s share saving plan.

*97,804 shares have on 13 Desember 2006 been distributed to the employees in accordance with their savings amount.

Following this, the share saving plan has *1,240,827 shares.

STATOIL ASA (Registrant)
Dated: December 19, 2006	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer